UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934 (Amendment No. ___)*

WHITE RIVER CAPITAL, INC.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

96445P105
(CUSIP Number)

December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 96445P105

1	NAME OF REPORTING PERSON William E. McKnight
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP N/A	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 192,788
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 192,788
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 192,788 Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐ N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.2%
12	TYPE OF REPORTING PERSON (See Instructions) IN

Item 1.

(a)	Name of Issuer: White River Capital, Inc.

(b)	Address of Issuer’s Principal Executive Offices: 6051 El Tordo, P.O. Box 9876, Rancho Santa Fe, California 92067.

Item 2.

(a)	Name of Person(s) Filing: William E. McKnight.

(b)	Address of Principal Business Office or, if none, Residence: 3852 Virginia Beach Blvd., Virginia Beach, Virginia 23452.

(c)	Citizenship: William E. McKnight is a United States citizen.

(d)	Title of Class of Securities: Common Stock, no par value.

(e)	CUSIP No.: 96445P105.

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:	.

Not Applicable.

Item 4.	Ownership.

(a)	Amount Beneficially Owned: 192,788

(b)
Percent of Class: 5.2%.  The percentage used herein and in the remainder of this Schedule 13G is calculated based on 3,706,759 shares of White River Capital, Inc.’s Common Stock issued and outstanding as of December 31, 2010.

(c)	Number of Shares as to Which the Person Has:

(i)	Sole Power to Vote or to Direct the Vote: 192,788

(ii)	Shared Power to Vote or to Direct the Vote: 0

(iii)	Sole Power to Dispose or to Direct the Disposition of: 192,788

(iv)	Shared Power to Dispose or to Direct the Disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certifications

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2011	/s/ William E. McKnight
William E. McKnight